UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 30, 2026

Commission File Number: 333-297175

IMC RARE EARTHS LTD

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Avenida Paulista, 1765, 7th Floor, São Paulo, São Paulo, 0311-930, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 28, 2026, IMC Rare Earths Ltd (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Roberts & Ryan, Inc., as the representative of the several Underwriters named in the Underwriting Agreement (the “Representative”), relating to the Company’s initial public offering (the “IPO”) of 4,000,000 ordinary shares, $0.0001 par value per share (the “Ordinary Shares”).

In connection with the IPO, the Company issued a press release on July 28, 2026 announcing the pricing and trading of the IPO.

On July 30, 2026, the Company closed the IPO. The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-297175), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 30, 2026, as amended, and declared effective by the SEC on July 28, 2026. The Ordinary Shares were priced at $5.00 per share, and the offering was conducted on a firm commitment basis. The Ordinary Shares were previously approved for listing on NYSE American LLC and commenced trading under the ticker symbol “IMC” on July 29, 2026.

In connection with the IPO, the Company issued a press release on July 30, 2026 announcing the closing of the IPO.

Copies of the Underwriting Agreement, the pricing press release and the closing press release, are attached hereto as Exhibits 1.1, 99.1 and 99.2, respectively, and are incorporated by reference herein. The foregoing summaries of the terms of the Underwriting Agreement are subject to, and qualified in their entirety by, such documents.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMC RARE EARTHS LTD

Date: July 30, 2026		/s/ Francesco Scolaro
	Name:	Francesco Scolaro
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Underwriting Agreement dated July 28, 2026 by and between IMC Rare Earths Ltd and Roberts & Ryan, Inc.
99.1	Press Release issued on July 28, 2026, on Pricing and Trading of IMC Rare Earths Ltd’s Initial Public Offering.
99.2	Press Release issued on July 30, 2026 on Closing of IMC Rare Earths Ltd’s Initial Public Offering.

* The exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits and schedules upon its request.